Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated March 31, 2022 in Amendment No. 10 to the Registration Statement on Form S-1 (No. 333-232378), relating to the audit of the consolidated balance sheets of Muliang Viagoo Technology, Inc., its subsidiaries, and variable interest entities (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
June 21, 2022	Certified Public Accountants
PCAOB ID: 1171